UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of April 2015

001-36345
(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

8 Shaul Hamelech Blvd.

Amot Mishpat Bldg.

Tel Aviv 64733, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

Galmed Pharmaceuticals Ltd. announces that it will hold an Annual General Meeting of Shareholders on May 11, 2015 at 1:00 p.m. (Israel time) at the offices of Tulchinsky Stern Marciano Cohen Levitski & Co., 4 Berkowitz Street, Museum Tower, 12th Floor, Tel Aviv, Israel. A copy of the Proxy Statement and the Proxy Card are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Proxy Statement
99.2	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.
Date: April 2, 2015	By: /s/ Allen Baharaff Allen Baharaff President and Chief Executive Officer